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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            AMENDMENT TO
                        AMENDED AND RESTATED
                             SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*


                            CANMAX INC.
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                         (Name of Issuer)

                   Common Stock, without par value
                    (Title of Class of Securities)

                             46026C 10 6
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                           (CUSIP Number)

                       D. Gilbert Friedlander
                     5400 Legacy Drive, H3-3A-05
                         Plano, Texas  75024
                            (214) 605-5584
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               (Name, Address and Telephone Number
                  of Person Authorized to Receive
                    Notices and Communications)

                           April 29, 1997
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                    (Date of Event which Requires
                      Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /  /.

Check the following box if a fee is being paid with this statement / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                          SCHEDULE 13D
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CUSIP NO. 46026C 10 6                          Page 2 of 4 Pages
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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Electronic Data Systems Corporation            75-2548221

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /  /
                                                         (b) /  /
      Not Applicable

3     SEC USE ONLY



4     SOURCE OF FUNDS*

      Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                   /  /

      Not Applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                    7     SOLE VOTING POWER
                            0
  NUMBER OF         ________________________________________
   SHARES           8     SHARED VOTING POWER
BENEFICIALLY                Not Applicable
  OWNED BY          ________________________________________
    EACH            9     SOLE DISPOSITIVE POWER
 REPORTING                  0
  PERSON            ________________________________________
   WITH             10    SHARED DISPOSITIVE POWER
                            Not Applicable

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      0 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                      /  /

      Not Applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0%

14    TYPE OF REPORTING PERSON*

      CO

               *SEE INSTRUCTION BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                       SIGNATURE ATTESTATION.

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                         SCHEDULE 13D
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CUSIP NO. 46026C 10 6                          Page 3 of 4 Pages
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Item 5.    Interest in Securities of the Issuer

           (a) As a result of the sale on April 29, 1997 by EDS of all of the securities it held in the Issuer, EDS is no longer a beneficial owner of any securities of the Issuer.

                On April 29, 1997, EDS exercised the option filed as Exhibit A to the original Schedule 13D filed with the SEC by EDS on November 25, 994. EDS immediately sold the securities in the Issuer obtained thereby, together with all of EDS' other securities in the Issuer.

           (b)  Not applicable

           (c)  See Item 5(a) above.

           (d)  Not applicable

           (e) On April 29, 1997, EDS ceased to be a beneficial owner of any equity securities of the Issuer.


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                         SCHEDULE 13D
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CUSIP NO. 46026C 10 6                          Page 4 of 4 Pages
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                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             May 5, 1997
                                    -----------------------------
                                                Date

                                     /s/ D. Gilbert Friedlander
                                    -----------------------------
                                             Signature



                                     D. Gilbert Friedlander
                                     Senior Vice President of
                                     Electronic Data Systems
                                     Corporation
                                     ----------------------------
                                             Name/Title